UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  January 31 2006


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

FINAL RESULTS

NOVO NORDISK INCREASED SALES BY 16% IN 2005
OPERATING PROFIT GROWTH OF 16% EXCEEDED PREVIOUS EXPECTATIONS

o    Reported sales in 2005 increased by 16%
     o    Sales of insulin analogues increased by 62%
     o    Sales of NovoSeven(R) increased by 16%
     o    Sales in North America increased by 27%
     o    Sales in International Operations increased by 25%

o Operating profit increased by 16% to DKK 8,088 million while underlying operating profit (measured in local currencies and excluding non-recurring items) increased by around 20%.

o Net profit increased by 17% to DKK 5,864 million and earnings per share (diluted) increased by 20% to DKK 17.83.

o The long-term eco-efficiency targets established in 2001 were achieved in 2005. Total realised improvements in the eco-efficiency, as measured by EPI indices, from 2001 to 2005 were 49% for water and 84% for energy

o At the Annual General Meeting on 8 March 2006, the Board of Directors will propose a 25% increase in dividend to DKK 6.00 per share of DKK 2. A new share repurchase programme of DKK 6 billion will be initiated in 2006.

o In 2006, Novo Nordisk expects to increase operating profit by slightly more than 10%.

Lars Rebien Sorensen, president & CEO, said: "We are pleased with the results achieved in 2005. Novo Nordisk insulin now constitutes more than half of the insulin sold globally, and we expect the strong demand for our strategic products to continue in 2006 despite increased competition. We are confident that we also in 2006 will be able to deliver solid financial performance while at the same time increasing our investments in both R&D and in sales and marketing."

CONTENTS

                                                                           PAGE
Consolidated financial statement 2005                                         3
Sales development by segments                                                 4
Diabetes care                                                                 4
Biopharmaceuticals                                                            5
Costs, licence fees and other operating income                                6
Net financials and tax                                                        7
Capital expenditure and free cash flow                                        7
Outlook 2006                                                                  7
Long-term financial targets                                                   8
Research and development update                                               9
Equity                                                                       11
Corporate governance                                                         11
Sustainability issues update                                                 12
Legal issues update                                                          13
Financial calendar                                                           13
Conference call details                                                      14
Forward-looking statement                                                    14
Contact details                                                              15
APPENDICES:
Appendices 1-3:  Income statement, balance sheet and cash flow               16
                 statement
Appendix 4:      Statement of changes in equity                              19
Appendices 5-6:  Quarterly numbers in DKK and EUR                            20


CONSOLIDATED FINANCIAL STATEMENT 2005


These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in this report are in all materiality consistent with those used in the Annual Report 2004.


(Amounts below in DKK million except earnings per share, dividend per share and number of employees)

                                                                                                % CHANGE 2004 TO
PROFIT AND LOSS                                       2005     2004     2003     2002    2001               2005
----------------
SALES                                               33,760   29,031   26,158   24,866  23,385               16%

GROSS PROFIT                                        24,583   20,981   18,749   18,268  17,349               17%
Gross margin                                         72.8%    72.3%    71.7%    73.5%   74.2%

Sales and distribution costs                         9,691    8,280    7,451    7,187   6,951               17%
Percent of sales                                     28.7%    28.5%    28.5%    28.9%   29.7%

Research and development costs                       5,085    4,352    4,055    3,952   3,872               17%
Percent of sales                                     15.1%    15.0%    15.5%    15.9%   16.6%

Administrative expenses                              2,122    1,944   1,857     1,960   1,931                9%
Percent of sales                                      6.3%     6.7%    7.1%      7.9%    8.3%

Licence fees and other operating income                403      575   1,036       758     815             (30%)

OPERATING PROFIT                                     8,088   6,980    6,422     5,927   5,410               16%
Operating margin                                     24.0%   24.0%    24.6%     23.8%   23.1%

Net financials                                         146     477       954      401     285             (69%)
PROFIT BEFORE INCOME TAXES                           8,234   7,457     7,376    6,328   5,695               10%

NET PROFIT                                           5,864   5,013     4,833    4,116   3,620               17%
Net profit margin                                    17.4%   17.3%     18.5%    16.6%   15.5%

OTHER KEY NUMBERS
-----------------
Depreciation, amortisation, etc                      1,930   1,892     1,581    1,293   1,043                2%
Capital expenditure                                  3,665   2,999     2,273    3,893   3,829               23%

Free cash flow                                       4,833   4,278     3,846      497     186               13%

Equity                                              27,634  26,504    24,776   22,477  19,700                4%
Total assets                                        41,960  37,433    34,564   31,612  28,662               12%
Equity ratio                                         65.9%   70.8%     71.7%    71.1%   68.7%

Diluted earnings per share (in DKK)                  17.83   14.83     14.15    11.85   10.45               20%
Dividend per share (in DKK)                           6.00    4.80      4.40     3.60    3.35               25%
(proposed dividend for the financial year 2005)
Average number of full-time employees               21,146  19,520    18,381   17,073  14,771                8%


PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGET                                                 LONG-TERM TARGET
RATIOS                                                                                                    RATIO
Operating profit growth                              15.9%    8.7%      8.4%     9.6%   15.0%               15%
Operating margin                                     24.0%   24.0%     24.6%    23.8%   23.1%               25%
Return on invested capital                           24.7%1) 21.5%     20.4%    21.1%   23.2%               25%
Cash to earnings                                     82.4%   85.3%     79.6%    12.1%    5.1%               60%2)

1) ROIC adjusted for non-recurring tax reductions in 2005 equals 23.9%

2) Long-term target ratio measured as three years' average

SALES DEVELOPMENT BY SEGMENTS
Sales in 2005 increased by 16% in Danish kroner and by 15% measured in local currencies. Sales growth was realised both within diabetes care and biopharmaceuticals - primarily driven by the portfolio of insulin analogues as well as NovoSeven(R). Furthermore, sales of growth hormone therapy products contributed to growth.

                                                  SALES                                     SHARE OF
                                                   2005                        GROWTH         GROWTH
                                                    DKK         GROWTH       IN LOCAL       IN LOCAL
                                                MILLION    AS REPORTED     CURRENCIES     CURRENCIES
THE DIABETES CARE SEGMENT
Insulin analogues                                 7,298            62%            61%            62%
Human insulin and insulin-related                15,006             4%             3%            10%
products

Oral antidiabetic products                        1,708             4%             3%             1%
DIABETES CARE - TOTAL                            24,012            17%            16%            73%

THE BIOPHARMACEUTICALS SEGMENT

NovoSeven(R)                                      5,064            16%            16%            15%
Growth hormone therapy                            2,781            20%            20%            10%
Other products                                    1,903             4%             4%             2%
BIOPHARMACEUTICALS - TOTAL                        9,748            15%            14%            27%

TOTAL SALES                                      33,760            16%            15%           100%


Sales growth was realised in all regions. The main growth driver was North America, constituting 28% of total sales, followed by International Operations with 18% of total sales.

The growth of 16% in sales for 2005 was slightly above the expected growth of 13-15% as communicated with the financial results for the first nine months of 2005 on 27 October 2005.

DIABETES CARE
Sales of diabetes care products increased by 17% in Danish kroner to DKK 24,012 million compared to 2004 and by 16% in local currencies.

INSULIN ANALOGUES, HUMAN INSULIN AND INSULIN-RELATED PRODUCTS
Sales of insulin analogues, human insulin and insulin-related products increased by 18% measured in Danish kroner to DKK 22,304 million and by 17% in local currencies. All regions contributed to growth measured in local currencies as well as in Danish kroner, with North America and International Operations having the highest growth rates.

Novo Nordisk continues to consolidate its global leadership position within the insulin segment: the company's total insulin market share worldwide is 51% and the analogue market share is 34%, both measured in volume. The similar market shares in 2004 were 50% and 28%, respectively.

Sales of insulin analogues increased by 62% in Danish kroner to DKK 7,298 million in 2005 and by 61% in local currencies. Insulin analogues constituted around 62% of the overall sales growth for Novo Nordisk in 2005, measured in local currencies, as compared to 55% in 2004.

North America
Sales in North America increased by 40% in Danish kroner and by 39% in local currencies in 2005, reflecting solid sales performance for the insulin analogues NovoLog(R) and NovoLog(R) Mix 70/30. Novo Nordisk now holds 38% of the total US insulin market and 23% of the analogue market, both measured in volume. The similar market shares in 2004 were 34% and 18%, respectively. The human insulin products also contributed to the sales increase in 2005 due to higher volumes and higher average sales prices.

Novo Nordisk has now completed the previously announced expansion of the US diabetes care sales force by adding around 400 individuals, thereby bringing the total sales force to 1,200. The company is thereby well positioned to launch Levemir(R) in the US market, and the launch is expected to take place during the second quarter of 2006.

Europe
Insulin sales in Europe increased by 8% in Danish kroner and by 7% in local currencies, primarily reflecting progress for the portfolio of insulin analogues, including Levemir(R). Novo Nordisk continues to consolidate the leadership position in the insulin analogue market, holding 43% of the market, measured in volume.

International Operations
Sales in International Operations increased by 27% in Danish kroner and by 23% in local currencies. The primary growth drivers in 2005 were sales in China, Russia and Brazil. China accounted for close to 20% of total insulin sales in International Operations and 25% of the increase in insulin sales during 2005. Novo Nordisk holds close to 60% of the Chinese insulin market, measured in volume.

Whereas insulin sales in International Operations remain dominated by human insulin products, the portfolio of insulin analogue products continues to add to the overall sales growth in the region, with Turkey and Russia as the largest growth drivers. Novo Nordisk remains the overall insulin market leader within the International Operations region and also holds the leadership position within insulin analogues.

Japan & Oceania
Sales in Japan & Oceania increased by 10% in Danish kroner and by 11% in local currencies, primarily reflecting higher sales of NovoRapid(R) and NovoRapid(R) 30 Mix, assisted by the ongoing switch from durable to prefilled devices. In Japan, Novo Nordisk holds close to 60% and in Australia close to 70% of the insulin analogue market, measured by volume.

ORAL ANTIDIABETIC PRODUCTS
Sales of oral antidiabetic products increased by 4% in Danish kroner to DKK 1,708 million and by 3% in local currencies, compared to 2004. While the sales development was positive both in Europe and International Operations, this was partly offset by slightly lower sales in the US market, compared to 2004, reflecting a lower market share for Prandin(R).

BIOPHARMACEUTICALS
Sales of biopharmaceutical products increased by 15% in Danish kroner to DKK 9,748 million and by 14% in local currencies compared to 2004.

NOVOSEVEN(R)
Sales of NovoSeven(R) increased by 16% in Danish kroner to DKK 5,064 million and by 16% in local currencies compared to 2004. All regions contributed to the increase in sales, with North America as the main contributor to growth.

The sales growth of NovoSeven(R) was influenced by several factors during 2005. Due to the high penetration within spontaneous bleeds in congenital inhibitor patients, the predominant part of the growth within the inhibitor segment was generated by treatment of acquired haemophilia patients and usage of NovoSeven(R) in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In addition, sales are perceived to have been positively affected by increased investigational use of NovoSeven(R).

GROWTH HORMONE THERAPY (NORDITROPIN(R) AND NORDITROPIN(R) SIMPLEXX(R))
Sales of growth hormone therapy products increased by 20% in Danish kroner to DKK 2,781 million and by 20% in local currencies, and all regions contributed to the sales increase compared to 2004, with North America and Europe having the highest growth rates. The NordiFlex(R) prefilled ready-to-use delivery device was the main reason for the increase in sales.

OTHER PRODUCTS
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) products, increased by 4% in Danish kroner to DKK 1,903 million and by 4% in local currencies compared to last year. The main sales increase occurred in the US market, while sales in Europe were slightly above the levels realised in 2004.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME
The cost of goods sold increased by 14% to DKK 9,177 million, representing a gross margin of 72.8%, compared to 72.3% in 2004. The improvement mainly reflects an improved product mix and increased production efficiency.

Total non-production-related costs increased by 16% to DKK 16,898 million. The increase in non-production-related costs in particular reflects increased sales and distribution costs, which increased in line with the growth in sales. This was mainly due to the increase in the US diabetes care sales force during the fourth quarter of 2005 as well as costs related to the continued roll-out of Levemir(R) in the European market, including expansion of sales forces in key markets.

Total costs related to depreciation, amortisation and impairment losses in 2005 were DKK 1,930 million compared to DKK 1,892 million in 2004. The costs for 2005 include DKK 171 million in impairment charges, primarily related to fixed assets, compared to DKK 326 million in 2004.

In 2005, Novo Nordisk expensed costs in relation to share-based incentive programmes for senior management and other senior employees amounting to DKK 83 million. The comparable expense for 2004 was DKK 104 million. In addition, costs amounting to DKK 140 million in connection with the previously announced general employee share programme were expensed during the fourth quarter of 2005.

Licence fees and other operating income in 2005 were DKK 403 million, compared to DKK 575 million in 2004, reflecting a lower level of non-recurring income in 2005.

Operating profit in 2005 was realised at DKK 8,088 million, compared to DKK 6,980 million in 2004, corresponding to a growth rate of 16%. This was slightly above the previously announced expectations of growth in operating profit of 12-15%, communicated in connection with the release of the financial results for the first nine months of 2005.

NET FINANCIALS AND TAX
Net financials showed an income of DKK 146 million in 2005 compared to an income of DKK 477 million in 2004. Net financials in 2005 were in line with the previously announced expectation of an income of DKK 150 million.

The result from associated companies was an income of DKK 319 million compared to an expense of DKK 117 million in 2004, primarily reflecting Novo Nordisk's share of the net loss in ZymoGenetics Inc being more than offset by total non-recurring gains during 2005 of approximately DKK 450 million from sales of shares in Ferrosan A/S and an offering of new shares in ZymoGenetics Inc.

The foreign exchange result was a loss of DKK 40 million compared to a gain of DKK 533 million in 2004. The loss on foreign exchange in 2005 reflects losses from foreign exchange hedging activities due to the higher level in 2005 of especially US dollars versus Danish kroner compared to 2004. In accordance with IFRS, an unrealised loss of DKK 345 million was deferred by the end of December 2005 for profit and loss recognition in 2006 and 2007 when the hedged operational cash flows occur.

The effective tax rate for 2005 was 28.8%, a decrease from 32.8% in 2004, equivalent to a total tax expense of DKK 2.4 billion in 2005. The lower effective tax rate for 2005 is a result of several factors, including the reduction of the Danish corporate income tax rate from 30% to 28%, effective for the entire 2005, and a beneficial impact from the re-evaluation of the company's deferred tax liabilities, as well as the tax-exempt status of the non-recurring gains from associated companies as mentioned above.

The realised effective tax rate for 2005 was in line with the previously communicated expectation of a tax rate of 'slightly below 29%' for the full year of 2005.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment for 2005 was realised at DKK 3.7 billion, compared to DKK 3.0 billion for 2004. The main investment projects in 2005 were the expansion of purification and filling capacity for insulin products.

Free cash flow for 2005 was realised at DKK 4.8 billion compared to DKK 4.3 billion for 2004.

Novo Nordisk's financial resources at the end of 2005 were DKK 11.4 billion compared to DKK 10.2 billion in 2004. Included in the financial resources are undrawn committed credit facilities of approximately DKK 7.5 billion.

OUTLOOK 2006
Novo Nordisk expects at least 10% GROWTH IN SALES measured in local currencies for 2006. This is based on expectations of a strong market for insulin products in general and the continued market penetration of Novo Nordisk's insulin analogue portfolio, combined with expectations of increasing NovoSeven(R) and Norditropin(R) SimpleXx(R) sales. Given the current level of exchange rates versus Danish kroner, the sales growth rate for 2006 measured in Danish kroner is expected to be slightly higher than the growth rate measured in local currencies.

For 2006, OPERATING PROFIT GROWTH measured in local currencies and excluding the impact from non-recurring items is expected to grow by around 10%, reflecting the expected higher spending on sales and marketing activities, combined with an increased number of late-stage clinical development projects. Measured in Danish kroner the growth in operating profit is expected to be slightly more than 10%, reflecting a minor positive currency impact and the absence of non-recurring income in 2006.

Novo Nordisk expects a NET FINANCIAL EXPENSE of DKK 350 million in 2006, reflecting

o a net financial expense of around DKK 150 million (excluding Novo Nordisk's share of profit & loss in associated companies), primarily related to deferred losses from foreign exchange hedging contracts, and

o a negative impact from losses in associated companies of around DKK 200 million, primarily reflecting Novo Nordisk's share of the expected loss in ZymoGenetics Inc.

Novo Nordisk expects the EFFECTIVE TAX RATE to be 30%, 1 percentage point higher than the tax rate realised for 2005. As previously stated, the tax rate for 2005 was positively impacted by the tax-exempt status of non-recurring gains related to associated companies as well as the positive impact from re-evaluation of deferred tax liabilities.

Novo Nordisk plans CAPITAL EXPENDITURES of around DKK 3 billion, primarily related to the construction of additional purification and filling capacity for insulin products. DEPRECIATION, AMORTISATION AND IMPAIRMENT LOSSES are expected to be around DKK 2.1 billion and the FREE CASH FLOW to be around DKK 4 billion.

All of the above expectations are provided that currency exchange rates remain at the current level for 2006. All other things being equal, movements in key invoicing currencies will impact Novo Nordisk's operating profit in 2006 as illustrated below.

                             ANNUAL IMPACT ON NOVO NORDISK'S OPERATING PROFIT IN
 INVOICING CURRENCY                   2006 OF A 5% MOVEMENT IN CURRENCY
        USD                                    DKK 350 million
        JPY                                    DKK 150 million
        GBP                                     DKK 90 million
    USD-related                                DKK 100 million

Note: USD-related currencies include CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD and INR

Novo Nordisk has hedged expected net cash flows in US dollars, Japanese yen and British pounds for 13, 12 and 10 months, respectively. In accordance with IFRS, the financial impact from foreign exchange contracts will be included in 'Net financials' as the underlying operational cash flows materialise.


LONG-TERM FINANCIAL TARGETS
Following the demerger of Novozymes towards the end of 2000, Novo Nordisk communicated four long-term financial targets in early 2001. Focusing on growth, profitability, financial return and generation of cash, the four targets have served to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation.

By 2005, Novo Nordisk is approaching the achievement of the long-term financial targets. The four ratios are still considered the best way to ensure value creation; however, the current targets are no longer providing sufficient guidance on the targeted financial performance on a five-year horizon. Following a review, the targets for the four ratios have been reassessed and the updated targets are illustrated below:


                                                  Previous       Result      NEW
Ratio                                              targets         2005  TARGETS
Operating margin                                       25%         24.0%     25%
Growth in operating profit                             15%         15.9%     15%
Return on invested capital (ROIC)                      25%       24.7%1)     30%
Cash to earnings (three years' average)                60%       82.4%2)     70%


1) Excluding the non-recurring reductions in 2005 in the effective tax rate, ROIC would have been 23.9%

2) The cash to earnings ratio is 82.4% both for the year 2005 and as an average for the period 2003-2005

The updated targets are guiding the financial development of Novo Nordisk given the current scope of business activities and have been prepared assuming that currency exchange rates remain at the current level. Individually, and on a combined basis, these four financial targets are considered to be competitive compared to the overall performance of the pharmaceutical industry.

The target for operating margin remains at 25%, as further productivity improvements in production and administrative areas are expected to be re-invested in research and development activities.

The targeted growth in operating profit remains at 15% on average. The target allows for a deviation in an individual year if necessitated by business opportunities or market conditions.

The target for return on invested capital (ROIC) measured post tax is raised from 25% to 30%. The increased target reflects the expectation of continued lower growth in invested capital compared to operating profit as well as a recurring lower effective tax rate, partly due to the lowering of the Danish corporate tax rate from 30% to 28% effective for the year 2005 onwards.

The targeted cash to earnings ratio is raised from 60% to 70% reflecting the improved cash conversion ability in the last three years. As previously, this target will be pursued as an average over a three-year period. Performance measured by this ratio may be impacted in individual years by significant in-licensing activities or other major investments.

RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE
In November, Novo Nordisk filed for marketing approval of Levemir(R) in Japan. As is already the case in the US and Europe, Novo Nordisk expects, upon approval of the product, to be the first and only company with both rapid-acting, premixed and long-acting insulin analogues in Japan.

In Japan, Novo Nordisk has been informed by the Japanese regulatory authorities that additional data for the NovoMix(R) 50 filing will be required for approval. Novo Nordisk is currently planning the initiation of the necessary additional clinical trials.

In the US, the FDA has approved a label expansion for NovoLog(R) Mix 70/30. Key additions to the label include blood glucose control data showing that more patients on a NovoLog(R) Mix 70/30 regimen reach an HbA1c target of 7.0% compared to treatment with a basal insulin analogue. The label expansion is expected to support further market share gains for NovoLog(R) Mix 70/30 in the US market.

As previously communicated, the phase 2b study with liraglutide was successfully completed in November 2005. The results from the 14-week study showed an improvement of long-term glycaemic control, as measured by haemoglobinA1c (HbA1c), of between 1.5 and 2 percentage points by treatment with liraglutide compared to placebo. Liraglutide was well tolerated and nausea was reported at a level of 5-10%. There were no cases of major or minor hypoglycaemia in spite of the impressive glycaemic control. Phase 3 studies with liraglutide including approximately 3,800 patients are still expected to start in February 2006.

The additional strip and device optimisation and validation in the AERx(R) iDMS project is almost completed. Novo Nordisk now expects to confirm during the first quarter of 2006 the re-initiation of the remaining phase 3 studies. This confirmation will partly be subject to FDA's acceptance of the final specifications for the AERx(R) system.

In October, Novo Nordisk initiated a phase 1 study with a novel oral antidiabetic compound. The compound targets a pathway which is distinct from currently marketed OADs.

Finally, a new-generation insulin preparation with improved properties has entered clinical development in phase 1. This is closely in line with Novo Nordisk's commitment to continuously improve the portfolio of insulin products through innovation.


BIOPHARMACEUTICALS
Novo Nordisk has initiated a phase 2 clinical study in Japan with NovoSeven(R) for the treatment of intracerebral haemorrhage (ICH). The study is expected to include around 100 patients and to be completed during 2007.

In October, Novo Nordisk filed in the EU for marketing approval of NovoSeven(R) in ICH, based on results of clinical phase 2 trials. Novo Nordisk has received preliminary feedback from EMEA, indicating a preference for receiving additional data. Based on this, and a higher than expected recruitment rate in the ongoing global phase 3 study, Novo Nordisk will withdraw the current file and resubmit an application following the completion of phase 3. The updated application will reflect the less restrictive inclusion criteria in the phase 3 trial. This trial, now expected to be completed by the end of 2006, is aimed at satisfying the needs of regulatory agencies for approval worldwide outside Japan.

The NovoSeven(R) phase 3 clinical study in trauma outside the US is continuing as planned. As previously communicated, the study includes mortality as a primary study outcome and is expected to include around 1,500 patients.

In the US, the FDA has asked for additional data related to the feasibility of conducting a NovoSeven(R) phase 3 clinical study in trauma without a waiver of informed consent. Therefore, Novo Nordisk has decided to initiate a phase 3 study without a waiver of informed consent, with the same primary end-point as the non-US trial, in order to provide the required data to the FDA. Novo Nordisk expects this process to take at least one year, but the timeline will ultimately depend on how the FDA interprets preliminary patient enrolment data from the study conducted without a waiver of informed consent.

Novo Nordisk filed in December for marketing approval in the US of NovoSeven(R) for treatment of bleeding episodes in patients with acquired haemophilia.

Novo Nordisk expects to finalise four ongoing phase 2 studies with NovoSeven(R) within traumatic brain injury, cardiac surgery, spinal surgery and upper gastro-intestinal bleeds, respectively, in the second half of 2006.

In the HRT area, Novo Nordisk now expects to file in February 2006 in Europe and the US for marketing approval of an ultra-low-dose version of Activelle(R) (Activella(R) in the US).

EQUITY
Total equity was DKK 27,634 million at the end of 2005, equal to 65.9% of total assets, compared to 70.8% at the end of 2004. The lower equity ratio reflects the accelerated completion of the DKK 5 billion share repurchase programme as well as unrealised losses on cash flow hedges, deferred as part of net equity for profit and loss recognition in 2006 and 2007. Please refer to appendix 4 for further elaboration of changes in equity during 2005.

PROPOSED DIVIDEND AND REDUCTION OF SHARE CAPITAL
At the Annual General Meeting on 8 March 2006, the Board of Directors will propose a 25% increase in dividend to DKK 6.00 per share of DKK 2, corresponding to a pay-out ratio of 33.2%, compared to 31.8% for the financial year 2004. No dividend will be paid on the company's holding of treasury B shares.

In order to maintain capital structure flexibility the Board of Directors will also propose a reduction in the B share capital, by cancellation of nominally DKK 35.5 million (17,734,708 shares) of current treasury B shares, to DKK 566.4 million. This corresponds to a 5% reduction of the total share capital.

TREASURY SHARES AND SHARE REPURCHASE PROGRAMME
As per 27 January 2006, Novo Nordisk A/S and its wholly-owned affiliates owned 30,979,219 of its own B shares, corresponding to 8.73% of the total share capital. During the fourth quarter of 2005, a total of 914,135 B shares were disposed of to employees under the general employee share programme and to employees who exercised stock options granted by Novo Nordisk.

During 2005, Novo Nordisk purchased 9,657,118 B shares at a cash value of DKK 3 billion which, combined with the DKK 2 billion worth of B shares repurchased during 2004, completes the share repurchase programme of DKK 5 billion announced in April 2004.

The Board of Directors has approved the initiation of a new share repurchase programme of DKK 6 billion to be repurchased during 2006 and 2007. The objective is to align Novo Nordisk's capital structure to the expected positive development in free cash flow. The completion of the new programme will be subject to the shareholders' approval at the Annual General Meeting on 8 March 2006 of the proposed reduction of the company's share capital.

The repurchased shares will be kept as treasury shares and the value of the repurchased shares will, in accordance with Novo Nordisk's accounting policies, be written off against equity. A corresponding reduction will be made in 'number of shares outstanding' used in the calculation of Novo Nordisk's financial ratios.

CORPORATE GOVERNANCE

LONG-TERM SHARE-BASED INCENTIVE PROGRAMME
As from 2004, Novo Nordisk's Executive Management and the Senior Management Board (26 in total) participate in a performance-based incentive programme where Novo Nordisk B shares are allocated annually to a bonus pool when certain predefined business-related targets have been achieved. The annual maximum allocation of shares to the bonus pool is capped at the equivalent of eight months of salary on average per participant. The shares in the bonus pool are locked up for a three-year period before they are transferred to the executives at the expiry of the three-year lock-up period.

Based on an assessment of the economic value generated in 2005 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 26 January 2006 approved the establishment of a bonus pool for 2005 by allocating a total of 116,013 Novo Nordisk B shares, corresponding to a cash value of DKK 35.5 million. This allocation amounts to seven months of salary on average per participant.


SHARE OPTION PROGRAMME
The grant of share options to approximately 400 senior employees, excluding the members of Executive Management and the Senior Management Board, in accordance with Novo Nordisk's share option programme is subject to the achievement of shareholder value-based targets as determined by the Board of Directors. For 2005, targets were established for operating profit and return on invested capital, respectively, in addition to a number of non-financial targets for the performance of the R&D portfolio and key sustainability projects. These non-financial targets are identical to the targets included in the long-term share-based incentive programme for Executive Management and the Senior Management Board.

As the majority of the non-financial targets and both financial targets for 2005 were achieved, a total of 820,234 share options will be granted at an exercise price of DKK 306 per option. The options can be exercised in the period 31 January 2009 - 30 January 2014. The value of the share option programme is estimated to be DKK 47 million, based on the Black-Scholes model. The company's holding of its own shares will cover this commitment.

COMPLIANCE WITH SARBANES-OXLEY REQUIREMENTS
In 2005, Novo Nordisk completed the process of becoming compliant with the Sarbanes-Oxley Act section 404 that requires detailed documentation of how financial reporting processes are designed and operating: the flow of information, and systems and controls supporting the reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls which could lead to a material misstatement in the company's financial reporting. Novo Nordisk will include a conclusion on the evaluation of the financial reporting processes and the auditors' evaluation hereof in the so-called Form 20-F filing to the US Securities and Exchange Commission, which is expected to be submitted in February 2006. Compliance with these requirements as a foreign registrant on the New York Stock Exchange (NYSE) is only required by the end of 2006 and, hence, Novo Nordisk's compliance with section 404 is achieved one year ahead of requirements.

SUSTAINABILITY ISSUES UPDATE

TARGETS FOR ECO-EFFICIENCY ACHIEVED
In 2005, Novo Nordisk continued to improve eco-efficiency, a measure for the ability to produce more pharmaceutical products with use of less energy and water. The five-year targets of annual improvements of the water and energy use efficiency at 5% and 4%, respectively, have been exceeded. Total realised improvements for 2001 to 2005 were 49% for water and 84% for energy.

TARGET SET TO ACHIEVE REDUCTION OF CO2 EMISSIONS
By 2014, Novo Nordisk will reduce its CO2 emissions by 10% compared to 2004 emission levels. This is an ambitious target for the company's climate strategy, considering that Novo Nordisk emissions would increase by an estimated 60-70% in the absence of emission reduction programmes. The target has been defined in an agreement with the World Wide Fund for Nature (WWF), which makes Novo Nordisk the 10th company in the world to become a member of the Climate Savers Programme.

The significant CO2 reductions will be achieved through a broad range of measures including improved energy efficiency, fuel switching and conversion to renewable sources such as wind and solar energy. Currently 90% of the company's CO2 emissions arise in Denmark where the energy supplies are predominantly based on fossil fuels.

BUSINESS ETHICS POLICY IMPLEMENTED
Novo Nordisk has implemented a new global business ethics policy supported by a set of standard operating procedures. The policy adheres to the principles of the UN Convention against Corruption and the Global Compact. Implementation measures include training of relevant staff, an advisory function and compliance audits.

LEGAL ISSUES UPDATE

US HORMONE THERAPY LITIGATION
As of 26 January 2006, Novo Nordisk Inc, as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 37 individuals (as compared to 34 individuals in October 2005) who allege to have used a Novo Nordisk hormone therapy product. These products (Activella(R) and Vagifem(R)) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc). According to information received from Pfizer, an additional 13 individuals (as compared to 16 individuals in October 2005) currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Currently, it is expected that the first trial may take place in the third or fourth quarter of 2006; however, Novo Nordisk does not expect the claims to impact the company's financial outlook.

US SUBPOENA
In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to the company's US marketing and promotional practices. Novo Nordisk believes that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation.

Financial calendar
2 February 2006 - PDF version of the Annual Report available on novonordisk.com 13 February 2006 - Printed and online versions of the Annual Report
8 March 2006     - Annual General Meeting
28 April 2006    - Financial statement for the first quarter of 2006
2 August 2006    - Financial statement for the first half of 2006
27 October 2006  - Financial statement for the first nine months of 2006
31 January 2007  - Financial statement for 2006

CONFERENCE CALL DETAILS
At 11.00 CET today, corresponding to 10.00 am London time and 5.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com. This link can be found under 'Investors - Conference call'. Presentation material for the conference call will be made available approximately one hour before on the same page.

FORWARD-LOOKING STATEMENT
The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses. Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 21 February 2005. Please also refer to the section 'Risk Management' in the Annual Report 2005. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsvaerd 27 January 2006
Board of Directors

Contacts for further information

Media:                                   Investors:
Outside North America:                   Outside North America:
Mike Rulis                               Mogens Thorsager Jensen
Tel: (+45) 4442 3573                     Tel: (+45) 4442 7945
E-mail: mike@novonordisk.com             E-mail: mtj@novonordisk.com
                                         Christian Qvist Frandsen
                                         Tel: (+45) 4443 5182
                                         E-mail: cqfr@novonordisk.com
In North America:                        In North America:
Susan T Jackson                          Mads Veggerby Lausten
Tel: (+1) 609 919 7776                   Tel: (+1) 609 919 7937
E-mail: stja@novonordisk.com             E-mail: mlau@novonordisk.com

Further information on Novo Nordisk is available on the company's internet homepage at the address novonordisk.com

APPENDIX 1: CONSOLIDATED INCOME STATEMENT

DKK million                                                  2005           2004
Sales                                                      33,760         29,031
Cost of goods sold                                          9,177          8,050
GROSS PROFIT                                               24,583         20,981

Sales and distribution costs                                9,691          8,280
Research and development costs                              5,085          4,352
Administrative expenses                                     2,122          1,944
Licence fees and other operating income (net)                 403            575
OPERATING PROFIT                                            8,088          6,980

Share of profit/(loss) in associated companies                319          (117)
Financial income                                              498            898
Financial expenses                                            671            304
PROFIT BEFORE INCOME TAXES                                  8,234          7,457

Income taxes                                                2,370          2,444
NET PROFIT                                                  5,864          5,013

BASIC EARNINGS PER SHARE (DKK)                              17.89          14.89
DILUTED EARNINGS PER SHARE (DKK)                            17.83          14.83

SEGMENT SALES:

   Diabetes care                                           24,012         20,533
   Biopharmaceuticals                                       9,748          8,498

SEGMENT OPERATING PROFIT:

   Diabetes care                                            4,055          3,404
    Operating margin                                        16.9%          16.6%

   Biopharmaceuticals                                       4,033          3,576
    Operating margin                                        41.4%          42.1%

APPENDIX 2: CONSOLIDATED BALANCE SHEET

DKK million                                             31DEC2005      31Dec2004
ASSETS

Intangible assets                                             485            314
Property, plant and equipment                              19,941         17,559
Investments in associated companies                           926            883
Deferred income tax assets                                    879            769
Other financial assets                                        169            159
TOTAL LONG-TERM ASSETS                                     22,400         19,684

Inventories                                                 7,782          7,163
Trade receivables                                           4,794          4,062
Tax receivables                                               504            710
Other receivables                                           1,455          1,040
Marketable securities and financial derivatives             1,722          1,341
Cash at bank and in hand                                    3,303          3,433
TOTAL CURRENT ASSETS                                       19,560         17,749

TOTAL ASSETS                                               41,960         37,433


EQUITY AND LIABILITIES

Share capital                                                 709            709
Treasury shares                                              (61)           (45)
Share premium account                                           -          2,565
Retained earnings                                          26,962         22,671
Other comprehensive income                                     24            604

TOTAL EQUITY                                               27,634         26,504

Long-term debt                                              1,248          1,188
Deferred income tax liabilities                             1,846          1,853
Provision for pensions                                        316            250
Other provisions                                              335            358

TOTAL LONG-TERM LIABILITIES                                 3,745          3,649

Short-term debt and financial derivatives                   1,444            507
Trade payables                                              1,500          1,061
Tax payables                                                  676            631
Other liabilities                                           4,577          3,721
Other provisions                                            2,384          1,360

TOTAL CURRENT LIABILITIES                                  10,581          7,280

TOTAL LIABILITIES                                          14,326         10,929

TOTAL EQUITY AND LIABILITIES                               41,960         37,433

Note: Financial derivatives have been reclassified from Other receivables to Marketable securities and financial derivatives. The calculation of ROIC has been adjusted accordingly.

APPENDIX 3: CONSOLIDATED CASH FLOW STATEMENT AND FINANCIAL RESOURCES



DKK million                                                  2005           2004

NET PROFIT                                                  5,864          5,013

Reversals with no effect on cash flow:
  Income taxes                                              2,370          2,444
  Depreciation, amortisation and impairment losses          1,930          1,892
  Interest income and interest expenses                        44          (128)
  Other reversals with no effect on cash flow               1,109          1,018
Income taxes paid                                         (2,138)        (2,866)
Interest received and interest paid (net)                    (73)            109
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL                  9,106          7,482

CHANGE IN WORKING CAPITAL:

(Increase)/decrease in trade receivables and other
receivables                                               (1,139)            211
(Increase)/decrease in inventories                          (618)          (623)
Increase/(decrease) in trade payables and other
liabilities                                                 1,363            519
CASH FLOW FROM OPERATING ACTIVITIES                         8,712          7,589

INVESTMENTS:

Sale of intangible assets and long-term financial
assets                                                        400              -
Acquisition of subsidiaries and business units              (350)              -
Purchase of intangible assets and long-term
financial assets                                            (264)          (312)
Sale of property, plant and equipment                         234            140
Purchase of property, plant and equipment                 (3,899)        (3,139)
Net change in marketable securities
(maturity exceeding three months)                         (1,032)          1,310

CASH FLOW FROM INVESTING ACTIVITIES                       (4,911)        (2,001)

FINANCING:

New long-term debt                                              -            505
Repayment of long-term debt                                  (29)          (574)
Purchase of treasury shares                               (3,018)        (1,982)
Sale of treasury shares                                       206             87
Dividends paid                                            (1,594)        (1,488)

CASH FLOW FROM FINANCING ACTIVITIES                       (4,435)        (3,452)

NET CASH FLOW                                               (634)          2,136

Unrealised gain/(loss) on exchange rates
and marketable securities included in cash
and cash equivalents                                          154           (14)

NET CHANGE IN CASH AND CASH EQUIVALENTS                     (480)          2,122

Cash and cash equivalents at the beginning of the year      2,963            841

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR            2,483          2,963

Bonds with term to maturity exceeding three months          1,502            508
Undrawn committed credit facilities                         7,461          6,694

FINANCIAL RESOURCES AT THE END OF THE YEAR                 11,446         10,165

Cash flow from operating activities                         8,712          7,589
+ Cash flow from investing activities                     (4,911)        (2,001)
-  Net change in marketable securities
(maturity exceeding three months)                         (1,032)          1,310

FREE CASH FLOW                                              4,833          4,278


APPENDIX 4: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                                                       Other comprehensive income
                                                                                                 Deferred
                                                          Share                   Exchange   gain/loss on
                                 Share    Treasury      Premium     Retained          rate      cash flow         Other
DKK million                    capital      shares      account     earnings   adjustments         hedges   adjustments     TOTAL
2005

Balance at the beginning of
the year                           709        (45)        2,565       22,671          (40)            461           183    26,504

Exchange rate adjustment of
investments in subsidiaries                                                            182                                    182

Deferred (gain)/loss on cash
flow hedges at the beginning
of the year recognised in the
Income statement for the year                                                                       (461)                   (461)

Deferred gain/(loss) on cash
flow hedges at the end of the
year                                                                                                (345)                   (345)

Other adjustments                                                         29                                         44        73

Net income recognised
directly in equity                   -           -            -           29           182          (806)            44     (551)

Net profit for the year                                                5,864                                                5,864

Total income for the year            -           -            -        5,893           182          (806)            44     5,313

Cost of share-based payment                                              223                                                  223

Purchase of treasury shares                   (19)                   (2,999)                                              (3,018)

Sale of treasury shares                          3                       203                                                  206

Transfer of share premium
account to retained
earnings*)                                              (2,565)        2,565                                                    -

Dividends                                                            (1,594)                                              (1,594)


BALANCE AT THE END OF THE YEAR     709        (61)            -       26,962           142          (345)           227    27,634



*) In accordance with changes in the Danish Companies Act the share premium account is transferred to retained earnings.

At the end of the year proposed dividends of DKK 1,945 million are included in retained earnings. No dividend is declared on treasury shares.




2004

Balance at the beginning of
the year                           709        (33)        2,565       20,925          (79)            513           176    24,776

Exchange rate adjustment of
investments in subsidiaries                                                             39                                     39

Deferred (gain)/loss on cash
flow hedges at the beginning
of the year recognised in the
Income statement for the year                                                                       (513)                   (513)

Deferred gain/(loss) on cash
flow hedges at the end of the
year                                                                                                  461                     461

Other adjustments                                                                                                     7         7

Net income recognised
directly in equity                   -           -            -            -            39           (52)             7       (6)

Net profit for the year                                                5,013                                                5,013

Total income for the year            -           -            -        5,013            39           (52)             7     5,007

Cost of share-based payment                                              104                                                  104
Purchase of treasury shares                   (13)                   (1,969)                                              (1,982)

Sale of treasury shares                          1                        86                                                   87

Dividends                                                            (1,488)                                              (1,488)

BALANCE AT THE END OF THE YEAR     709        (45)        2,565       22,671          (40)            461           183    26,504





At the end of the year proposed dividends of DKK 1,594 million are included in retained earnings. No dividend is declared on treasury shares.

APPENDIX 5: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

                                                                                                                   % change
                                                                    2005                                    2004    Q42004-
                                        Q4        Q3        Q2        Q1        Q4        Q3        Q2        Q1    Q4 2005
SALES                                9,426     8,793     8,283     7,258     7,944     7,408     7,164     6,515        19%

Gross profit                         6,902     6,435     6,073     5,173     5,783     5,318     5,219     4,661        19%
Gross margin                         73.2%     73.2%     73.3%     71.3%     72.8%     71.8%     72.9%     71.5%

Sales and distribution costs         2,883     2,402     2,267     2,139     2,364     2,039     1,991     1,886        22%
Percent of sales                     30.6%     27.3%     27.4%     29.5%     29.8%     27.5%     27.8%     28.9%
Research and development costs       1,551     1,231     1,197     1,106     1,243     1,086       983     1,040        25%
Percent of sales                     16.5%     14.0%     14.5%     15.2%     15.6%     14.7%     13.7%     16.0%
Administrative expenses                624       545       470       483       534       502       431       477        17%
Percent of sales                      6.6%      6.2%      5.7%      6.7%      6.7%      6.8%      6.0%      7.3%
Licence fees and other operating
income (net)                            79        55       202        67       213        59        71       232       -63%

OPERATING PROFIT                     1,923     2,312     2,341     1,512     1,855     1,750     1,885     1,490         4%
Operating margin                     20.4%     26.3%     28.3%     20.8%     23.4%     23.6%     26.3%     22.9%

Share of profit/(loss) in
associated companies                   (25)      149       (43)      238       (20)       12       (40)      (69)       25%
Financial income                        88        58       238       114       491       125       104       178       -82%
Financial expenses                     299       103       193        76       186        52        44        22        61%

Profit before taxation               1,687     2,416     2,343     1,788     2,140     1,835     1,905     1,577       -21%

NET PROFIT                           1,196     1,752     1,684     1,232     1,462     1,226     1,272     1,053       -18%

Depreciation, amortisation and
impairment losses                      537       559       422       412       549       576       387       380        -2%
Capital expenditure                  1,120     1,087       735       723     1,092       873       642       392         3%
Cash flow from operating
activities                           2,359     2,905     2,105     1,343     2,039     2,490     1,710     1,350        16%
Free cash flow                       1,147     1,740     1,332       614       839     1,597       956       886        37%

Equity                              27,634    26,589    25,620    25,729    26,504    25,557    24,827    23,942         4%
Total assets                        41,960    40,181    37,731    36,497    37,433    35,587    34,248    33,838        12%
Equity ratio                         65.9%     66.2%     67.9%     70.5%     70.8%     71.8%     72.5%     70.8%

Full-time employees at the end of
the period                          22,007    21,631    21,246    20,942    20,285    20,001    19,631    19,179         8%

Diluted earnings per share (in
DKK)*                                 3.68      5.36      5.09      3.70      4.37      3.63      3.74      3.10       -16%
Average number of shares
outstanding (million)*
- used for diluted earnings per
share                                324.8     326.9     330.8     333.2     334.7     338.2     339.8     339.8        -3%

Sales by business segments:
   Insulin analogues                 2,229     1,929     1,692     1,448     1,332     1,252     1,037       886        67%
   Human insulin and
   insulin-related sales             4,036     3,871     3,753     3,346     3,944     3,593     3,640     3,206         2%
   Oral antidiabetic products
   (OAD)                               454       487       391       376       403       445       379       416        13%
   DIABETES CARE TOTAL               6,719     6,287     5,836     5,170     5,679     5,290     5,056     4,508        18%

   NovoSeven(R)                      1,390     1,336     1,248     1,090     1,170     1,086     1,084     1,019        19%
   Growth hormone therapy              781       700       704       596       651       559       557       550        20%
   Hormone replacement therapy         421       406       410       328       364       396       389       339        16%
   Other products                      115        64        85        74        80        77        78        99        44%
   BIOPHARMACEUTICALS TOTAL          2,707     2,506     2,447     2,088     2,265     2,118     2,108     2,007        20%

Sales by geographic segments:
   Europe                            3,602     3,434     3,405     3,006     3,364     3,057     3,106     2,884         7%
   North America                     2,696     2,462     2,282     2,092     1,816     2,098     1,837     1,727        48%
   International Operations          1,797     1,750     1,395     1,128     1,559     1,171     1,134       980        15%
   Japan & Oceania                   1,331     1,147     1,201     1,032     1,205    1,082      1,087       924        10%

Segment operating profit:
   Diabetes care                       909     1,161     1,235       750     1,047       746       936       675       -13%
   Biopharmaceuticals                1,014     1,151     1,106       762       808     1,004       949       815        25%


*) For Q4 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 324,764,318.

APPENDIX 6: QUARTERLY NUMBERS IN EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)


Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

                                                                                                                   % change
                                                                    2005                                    2004    Q42004-
                                        Q4        Q3        Q2        Q1        Q4        Q3        Q2        Q1    Q4 2005
SALES                                1,264     1,179     1,113       975     1,068       997       962       875        19%

Gross profit                           925       863       816       695       778       715       701       626        19%
Gross margin                         73.2%     73.2%     73.3%     71.3%     72.8%     71.8%     72.9%     71.5%

Sales and distribution costs           387       322       305       287       318       274       268       253        22%
Percent of sales                     30.6%     27.3%     27.4%     29.5%     29.8%     27.5%     27.8%     28.9%
Research and development costs         208       165       160       149       167       146       132       140        25%
Percent of sales                     16.5%     14.0%     14.5%     15.2%     15.6%     14.7%     13.7%     16.0%
Administrative expenses                 84        73        63        65        72        67        58        64        17%
Percent of sales                      6.6%      6.2%      5.7%      6.7%      6.7%      6.8%      6.0%      7.3%
Licence fees and other operating
income (net)                            11         7        27         9        28         8        10        31       -63%

OPERATING PROFIT                       257       310       315       203       249       236       253       200         4%
Operating margin                     20.4%     26.3%     28.3%     20.8%     23.4%     23.6%     26.3%     22.9%

Share of profit in associated R&D
companies                               (3)       20        (6)       32        (1)        -        (5)       (9)       25%
Financial income                        12         8        32        15        65        17        14        24       -82%
Financial expenses                      40        14        26        10        25         7         6         3        61%

Profit before taxation                 226       324       315       240       288       246       256       212       -21%

NET PROFIT                             160       235       226       166       197       165       171       141       -18%

Depreciation, amortisation and
impairment losses                       72        75        57        55        74        77        52        51        -2%
Capital expenditure                    150       146        99        97       147       117        86        53         3%
Cash flow from operating
activities                             316       390       283       180       274       335       230       181        16%
Free cash flow                         154       234       179        82       113       215       128       119        37%

Equity                               3,704     3,563     3,438     3,454     3,563     3,434     3,340     3,216         4%
Total assets                         5,624     5,384     5,064     4,899     5,033     4,782     4,608     4,545        12%
Equity ratio                         65.9%     66.2%     67.9%     70.5%     70.8%     71.8%     72.5%     70.8%

Full-time employees at the end of
the period                          22,007    21,631    21,246    20,942    20,285    20,001    19,631    19,179         8%

Diluted earnings per share (in
EUR)*                                 0.49      0.72      0.68      0.50      0.58      0.49      0.50      0.42       -16%
Average number of shares
outstanding (million)*
- used for diluted earnings per
share                                324.8     326.9     330.8     333.2     334.7     338.2     339.8     339.8        -3%

Sales by business segments:
   Insulin analogues                   299       258       227       195       179       169       139       119        67%
   Human insulin and
   insulin-related sales               541       520       504       450       531       483       489       430         2%
   Oral antidiabetic products
   (OAD)                                61        65        52        51        54        60        51        56        13%
   DIABETES CARE TOTAL                 901       843       783       696       764       712       679       605        18%

   NovoSeven(R)                        187       179       168       146       157       147       145       137        19%
   Growth hormone therapy              105        93        95        80        87        75        75        74        20%
   Hormone replacement therapy          56        55        55        44        49        53        52        46        16%
   Other products                       15         9        12         9        11        10        11        13        44%
   BIOPHARMACEUTICALS TOTAL            363       336       330       279       304       285       283       270        20%

Sales by geographic segments:
   Europe                              484       460       457       404       452       411       418       387         7%
   North America                       361       330       307       281       244       282       247       232        48%
   International Operations            241       235       187       152       210       157       152       132        15%
   Japan & Oceania                     178       154       162       138       162       147       145       124        10%

Segment operating profit:
   Diabetes care                       121       156       166       101       141       101       125        91       -13%
   Biopharmaceuticals                  136       154       149       102       108       135       128       109        25%


*) For Q4 2005 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk's treasury shares with an exercise price below current market value, have been based on an average number of shares of 324,764,318.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 31 2006                            NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer